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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         Date of Report: April 24, 2002

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                       Versatel Telecom International N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No X
                                     ---      ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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                       VERSATEL TELECOM INTERNATIONAL N.V.

                               REPORT ON FORM 6-K


ITEM 5.       OTHER INFORMATION

         Pursuant to its Articles of Association and in accordance with the Dutch Civil Code, the Board of Management of Versatel Telecom International N.V. (the "Company"), has prepared the Company's Dutch statutory annual accounts and annual report for the year ended December 31, 2001. The Board of Supervisory Directors has recommended the adoption of the annual accounts by the General Meeting of Shareholders. The Company's Dutch statutory annual accounts and annual report, the recommendation of the Board of Supervisory Directors, together with certain other information, are contained the Company's Annual Report 2001.

         The Annual Report 2001 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


ITEM 6.       EXHIBITS


              Exhibit
              Number                     Description
              --------                   -----------
                99.1                     Annual Report 2001.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 24, 2002.

                                             Versatel Telecom International N.V.



                                             By:      /s/ RAJ RAITHATHA
                                                 -------------------------------
                                                      Raj Raithatha
                                                      Managing Director

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                                  EXHIBIT INDEX


Exhibit
Number                     Description
-------                    -----------

99.1                       Annual Report 2001